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                            February 16, 2024

       Robert McAllister
       Principal Executive Officer
       Enertopia Corp.
       1873 Spall Rd. #7
       Kelowna, British Columbia
       Canada, V1Y4R2

                                                        Re: Enertopia Corp.
                                                            Form 10-K/A for the
Fiscal Year ended August 31, 2023
                                                            Filed February 1,
2024
                                                            File No. 000-51866

       Dear Robert McAllister:

              We have reviewed your February 13, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23,
       2024 letter.

       Form 10-K/A for the Fiscal Year ended August 31, 2023

       Properties, page 12

   1. We note your response to prior comment one, indicating that you believe you have complied with Items
1303, 1304, and 1305 of Regulation S-K, in the February 1, 2024
                                                        amendment to your Form
10-K, although you also indicate that you do not consider your mining property
interest to be material. However, your amendment does not include all of the required
information and given the various activities, disclosures and reports referenced in our prior
comment, notwithstanding the considerations described in your response, we continue
to believe that you are subject to the disclosure requirements in
                                                        Subpart 1300 due to
having material mining operations, based on the definition and assessment provisions
in Item 1301(a) and (c) of Regulation S-K.
 Robert McAllister
FirstName  LastNameRobert McAllister
Enertopia Corp.
Comapany16,
February   NameEnertopia
             2024        Corp.
February
Page 2 16, 2024 Page 2
FirstName LastName
         Please address the additional comments in this letter by submitting the proposed disclosure revisions that are necessary to provide all of the required information.
2. The following additional information should be provided for the West Tonopah Lithium
         Exploration Project to comply with Item 1304(b) of Regulation S-K:

                the location, accurate to within one mile using an easily recognizable coordinate system;
                the conditions that must be met to retain your mineral property, such as annual payments or fees;
                a brief summary of the the work completed by the company on the property;
                the total cost or book value of the property;
                a brief history of previous operations, including the names of previous operators, insofar as known; and
                a brief description of any significant encumbrances to the property, including current and future permitting requirements.
3. Given that you have included estimates of mineral resources in your February 1, 2024 amendment, you will need to obtain and file the technical report summary that supports the disclosure to comply with Item 1302(b)(1) of Regulation S-K.

         Please ensure that the qualified persons engaged to provide the technical report summary are aware of the requirements in Item 601(b)(96) of Regulation S-K, which describes all of the information that must be provided within the report.
4. We note that you present a range of mineral resource estimates based on different cut-off grades. Ordinarily, you would need to report mineral resources based on a specific cut-off grade and price, consistent with the guidance pertaining to the work of the qualified person in Item 1302(d) of Regulation S-K, and your disclosures should be consistent with the technical report summary provided by the qualified persons.

         Please modify your disclosures as necessary to remove estimates of resources other than the specific estimates for which the qualified persons have a reasonable basis for establishing the prospects of economic extraction. The qualified persons may retain the incremental analyses of resources at different cut-off grades as part of the disclosures required to address uncertainties by Item 601(b)(96)(iii)(B)(11)(v) of Regulation S-K.

         Your disclosures should be expanded to include the cut-off grade and cut-off grade calculation, point of reference in which the estimates of mineral resources were calculated, the assumptions regarding mineral prices, and the metallurgical recovery factors, to comply with Item 1304(d)(1) of Regulation S-K.

         Please ensure that all material assumptions relating to the modifying factors, price estimates, and scientific and technical information, including the selected cut-off grade and cut-off grade calculation, are current as of the end of your fiscal year, consistent with the guidance in Item 1304(f) of regulation S-K.
 Robert McAllister
Enertopia Corp.
February 16, 2024
Page 3

       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments.



FirstName LastNameRobert McAllister                      Sincerely,
Comapany NameEnertopia Corp.
                                                         Division of
Corporation Finance
February 16, 2024 Page 3                                 Office of Energy &
Transportation
FirstName LastName